Exhibit 99.2

LONG BEACH HOTEL PROPERTIES, LLC

Report of Independent Auditors

To the Members of

Long Beach Hotel Properties, LLC

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of Long Beach Hotel Properties, LLC and its subsidiaries (the “Company”), at December 31, 2011, and the results of their operations and their cash flows for the period from May 5, 2011 (date of acquisition) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Irvine, California

March 20, 2012

Exhibit 99.2 — 2

LONG BEACH HOTEL PROPERTIES, LLC

CONSOLIDATED BALANCE SHEET

December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$2,903,900
Accounts receivable, net	561,600
Prepaid expenses and other assets	682,900

Total current assets	4,148,400
Restricted cash	428,900
Notes receivable	1,469,400
Investments in hotels, net	62,754,900
Deferred franchise fees	32,300
Deferred loan costs	293,000
Prepaid ground leases	6,623,700

TOTAL ASSETS	$75,750,600

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$573,800
Advance deposits	359,200
Accrued expenses and other payables	1,403,300
Current portion of debt	593,500

Total current liabilities	2,929,800
Debt	45,689,000

TOTAL LIABILITIES	48,618,800
Commitments and contingencies (Note 11)
MEMBERS’ EQUITY	27,131,800

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$75,750,600

See Notes to Consolidated Financial Statements.

Exhibit 99.2 — 3

LONG BEACH HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

Period from May 5, 2011 (Acquisition) through December 31, 2011
REVENUES
Rooms	$9,021,500
Food and beverage and other income	4,857,500

TOTAL REVENUES	13,879,000

OPERATING EXPENSES
Rooms	2,557,500
Food and beverage	3,200,700
General & administrative	1,069,900
Repair & maintenance	595,200
Utilities	468,200
Marketing	1,170,600
Management fees	324,000
Property taxes & insurance	719,100
Asset management fee to related party	56,000
Professional fees	944,800
Depreciation	2,100,300
Ground lease	72,900
State tax fees	4,900
Other expenses	369,300

TOTAL OPERATING EXPENSES	13,653,400

NET OPERATING INCOME	225,600

OTHER (INCOME) AND EXPENSES
Interest income	(67,000)
Interest and loan cost expenses	2,272,700

NET LOSS	$(1,980,100)

See Notes to Consolidated Financial Statements.

Exhibit 99.2 — 4

LONG BEACH HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the period from May 5, 2011 (date of acquisition) through December 31, 2011

	Contributed Capital	Distributions	Accumulated Deficit	Total
Balance at May 5, 2011 (Acquisition)	$56,680,600	$(19,589,800)	$(7,243,900)	$29,846,900
Net loss	-	-	(1,980,100)	(1,980,100)
Distributions	-	(735,000)	-	(735,000)

Balance at December 31, 2011	$56,680,600	$(20,324,800)	$(9,224,000)	$27,131,800

See Notes to Consolidated Financial Statements.

Exhibit 99.2 — 5

LONG BEACH HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

Period from May 5, 2011 (Acquisition) to December 31, 2011
Cash Flows from Operating Activities
Net loss	$(1,980,100)
Adjustments to net loss:
Depreciation	2,100,300
Amortization of deferred loan costs	86,400
Amortization of prepaid ground leases	72,900
Amortization of deferred franchise fees	2,500
Changes in assets and liabilities:
Accounts receivable	(101,100)
Prepaid expenses and other assets	747,200
Accounts payable	(170,600)
Accrued expenses and other payables	155,800
Advance deposits	14,400

Net cash provided by operating activities	927,700

Cash Flows from Investing Activities
Improvements and additions to investments in hotels	(327,100)
Notes receivable	101,500
Change in restricted cash	(179,600)

Net cash used in investing activities	(405,200)

Cash Flows from Financing Activities
Repayment of debt	(356,600)
Cash distributions to members	(735,000)

Net cash used in financing activities	(1,091,600)

Decrease in cash and cash equivalents	(569,100)
Cash and cash equivalents, beginning of period	3,473,000

Cash and cash equivalents, end of period	$2,903,900

Supplemental Disclosure of Cash Flow Information
Cash paid during the period from May 5, 2011 through December 31, 2011 for:
Interest	$2,110,600

See Notes to Consolidated Financial Statements.

Exhibit 99.2 — 6

LONG BEACH HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of operations and principles of consolidated financial statements

Long Beach Hotel Properties, LLC (the “Company”) was incorporated on June 26, 2007 under the laws of the State of California and shall continue until terminated or by operation of law.

The Company owns two hotels in the port of Long Beach, California, through its wholly-owned subsidiaries, Queensbay Hotel, LLC (“Queensbay”) operating as “The Hotel Maya,” a Doubletree by Hilton, and Portside Partners, LLC (“Portside”) operating as “Residence Inn” by Marriott. The Company’s managing member is Ensemble Hotel Partners, LLC (“EHP”). Profit and loss allocations for the Company are based on the terms of the operating agreement.

CWI Contribution Agreement

On May 5, 2011, the Company entered into a Contribution Agreement with CWI Long Beach Hotels, LLC (“CWI”). In exchange for approximately $19,699,000 in capital contributions, CWI received a 49% interest in the Company. The original membership interests in the Company were distributed to the original members who, in turn, formed LBHP-Ensemble Partners, LLC (“LEP”) and LEP was then admitted as a 51% member of the Company. CWI’s investment was made in the form of preferred equity interest that carries a cumulative preferred dividend of 9.5% per year and is senior to EHP’s equity interest. CWI has the option to acquire an additional 1% interest in the Company for $402,000 upon meeting the requirements of a Qualified Real Estate Investor and receiving written confirmation of such from Residence Mortgage Lender. Management has determined there was not a change in control of the Company as a result of the CWI Contribution Agreement and that the transaction did not constitute a business combination. Accordingly the Company’s consolidated financial statements were not subject to a step-up in basis at the time of CWI’s investment.

In connection with the CWI capital contribution, during 2011, the Company elected to treat a corporate subsidiary which engages in hotel operations as a taxable REIT subsidiary (“TRS”). A TRS is subject to corporate federal income taxes, and the TRS provides for income taxes in accordance with ASC 740, “Income Taxes.”

The Hotel Maya

The Hotel Maya was purchased for approximately $11,531,300 in March 2005 and has 199 guest rooms with 194 in operation. The hotel is operating under a franchise agreement from Doubletree Franchise, LLC (Note 7). The Hotel Maya operates as a full service hotel with indoor and outdoor meeting and banquet space. There is also a water parcel with an operating marina. The primary customers include leisure transient guests, business travelers and group and wedding attendees.

Residence Inn

The Residence Inn was developed collaboratively by EHP and Ensemble Real Estate Services, LLC, an affiliate of EHP. The Residence Inn, placed in service in May 2009, has 178 suites and is an extended stay hotel operated as a Residence Inn by Marriott, LLC (“Marriott”) (Note 6). The Residence Inn customer base includes primarily business travelers, extended stay guests and some leisure guests. The Residence Inn is a limited service hotel.

Note 2 — Summary of significant accounting policies

Basis of Presentation

In accordance with Rule 3-09 of Regulation S-X, full financial statements of significant equity investments are required to be presented in the annual report of the investor. For purposes of S-X 3-09, the investee’s separate annual financial statements should only depict the period of the fiscal year in which it was accounted for by the equity method by the investor. Accordingly, the accompanying consolidated financial statements have been prepared for the period from May 5, 2011 (date of acquisition) to December 31, 2011.

Principles of consolidation

The accompanying consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts have been eliminated in consolidation.

Exhibit 99.2 — 7

LONG BEACH HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, at the time of purchase, to be cash equivalents. Cash and cash equivalents include amounts in non-interest bearing checking accounts and an interest-bearing money market account.

Accounts receivable, net

Accounts receivable is primarily comprised of receivables related to hotel guests and is presented net of an allowance for doubtful accounts. The Company provides for a reserve at the time collectability is considered doubtful. As of December 31, 2011, allowance for doubtful accounts was $2,900.

Prepaid expenses and other assets

Prepaid expenses include prepaid insurance, prepaid property taxes and other prepaid expenses. As of December 31, 2011, prepaid expenses totaled $247,500. Other assets include an amount due from Marriott totaling $358,100, and inventories totaling $77,300 as of December 31, 2011. Inventories consist of food, beverage and supplies and are stated at lower of cost (first-in, first-out) or market.

Restricted cash

Restricted cash represents monthly deposits to cover costs of replacements, renewals and additions to furniture, fixtures, and equipment and routine capital expenditures (“FF&E Reserve”) as required by the management agreement with Marriott (Note 6).

Notes receivable

Notes receivable includes accrued interest. Interest is recognized as earned (Note 3).

Investments in hotels

The investments in hotels are stated at cost less accumulated depreciation. The book value of property and equipment, acquired through a purchase, are based upon the allocation of the purchase price at the time of acquisition. All other additions are stated at cost. Property, plant and equipment are depreciated on the straight-line method over the following estimated useful lives:

Buildings and improvements	10 to 39 years
Furniture, fixtures and equipment	3 to 7 years

Expenditures for maintenance and repairs are expensed as incurred. Upon sale, retirement or other disposal, the asset cost and related accumulated depreciation are removed from the accounts, and the net amount less any proceeds is charged or credited to income.

The Company assesses the fair value of acquired real estate assets (including land, buildings, site improvements, above- and below-market leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities) in accordance with ASC 805, “Business Combinations,” and allocates the fair value or purchase price, as warranted, to the acquired assets and assumed liabilities. The Company assesses and considers fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that are deemed appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.

Impairment

The carrying value of long-lived assets including hotels, capitalized development costs and notes receivable are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual investments may not be recoverable. An impairment charge is recognized when estimated future cash flows (undiscounted and without interest charges) are less than the carrying amount of the investments. The estimation of future cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economics and market conditions and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the Company’s long-lived assets. To the extent that an impairment has occurred, the excess of the carrying amount of the long-lived assets over its estimated fair value will be charged to income. At December 31, 2011, management believed there was no impairment of the carrying value of its long-lived assets.

Exhibit 99.2 — 8

LONG BEACH HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred franchise fees

Initial franchise fees are capitalized and amortized over the term of the agreement on a straight-line basis and are reflected as a component of other expenses. The initial franchise fee for the Doubletree by Hilton franchise, commencing November 1, 2010, was $37,500. The net carrying amount of deferred franchise fees was $32,300 at December 31, 2011. Deferred franchise fees expense was $2,500 for the period from May 5, 2011 through December 31, 2011 (Note 7).

Deferred loan costs

Loan costs are deferred and expensed over the term of the loan using the straight-line method which approximates the effective interest method. For the period from May 5, 2011 through December 31, 2011, loan cost amortization expense amounted to $86,400 and is reflected as a component of interest and loan cost expenses in the accompanying consolidated statements of operations.

Prepaid ground leases

On December 31, 2010, the Company entered into a contribution agreement with QW Land Holding Company, LLC (“QWL”), to assign the Queensbay ground sublease and Portside ground sublease to Queensbay and Portside, respectively. The prepaid ground leases are expensed on a straight-line basis over the term of the lease (60 - 62 years). Ground lease amortization expense was $72,900 for the period from May 5, 2011 through December 31, 2011.

Advance deposits

The Company defers advances received for group reservations, weddings and other events. The amount deferred for group reservations, weddings and other events was $359,200 at December 31, 2011. The Company will recognize revenue when occupancy or the event occurs, or when an advance deposit is forfeited.

Income taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. Taxable income or loss will be allocated in accordance with the operating agreement to the individual members. In addition, no provision has been made in the financial statements for federal income taxes since a liability for such taxes is the responsibility of the individual members. The Company is subject to the applicable state limited liability company fee and the fee is reflected as state tax fees in the accompanying financial statements. Any penalties or interest incurred in relation to filing respective tax returns will be paid by the Company.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that no such reserves were required at December 31, 2011.

Revenue recognition

The Company recognizes room rental, food and beverage and other revenues upon providing the related services. Sales and occupancy taxes collected from customers submitted to taxing authorities are not recorded in revenue.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exhibit 99.2 — 9

LONG BEACH HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash deposited with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions, which limits its credit risk.

Diversification risk

The assets of the Company are concentrated in the real estate sector. Accordingly, the Company’s investments may be subject to more rapid change in value than would be the case if the Company were to maintain a wide diversification among investments or industrial sectors. Furthermore, even within the real estate sector, the investment portfolio is concentrated in terms of geography and type of real estate investment. This lack of geographic diversification may also subject the investments of the Company to more rapid change in value than would be the case if the assets of the Company were more widely diversified.

Note 3 — Notes receivable

Portside entered into a Transient Occupancy Tax (“TOT”) Reimbursement Agreement with the City of Long Beach (“the City”) on July 16, 2008. In connection with soil improvement work performed on the property subleased by Portside, the City executed an agreement for a refund of Portside’s TOT not to exceed $1,500,000. The agreement commenced October 1, 2009 and accrues interest at 7% per annum. On October 1, 2009, per the agreement, the City reimbursed an amount equal to 25% of the total TOT revenue paid to the City by Portside during the previous year. Annually, thereafter, the City must make principal payments of $150,000 and interest payments on all interest accrued to date, but not to exceed 25% of the annual TOT revenue paid by Portside to the City. The agreement terminates on October 1, 2018, at which time the remaining unpaid principal and interest must be paid in full or the terms of the agreement must be extended until all outstanding principal and interest is paid to Portside. The note is unsecured and Portside has the right to assign its interest in the agreement to any person or entity which legally succeeds to the interests of Portside under the sublease, in accordance with all transfer requirements contained in the sublease. The balance on the note, including interest, was $1,381,400 at December 31, 2011.

Also included in notes receivable at December 31, 2011 is $88,000 in working capital advances made to Marriott as part of the Company’s management agreement (Note 6). The receivable is non-interest bearing and is due upon termination of the management agreement.

Note 4 — Investments in hotels

Investments in hotels consist of the following:

December 31, 2011
Buildings and improvements	$63,052,600
Furniture, fixtures, and equipment	9,798,400

72,851,000
Less accumulated depreciation	(10,096,100)

Net investment in hotels	$62,754,900

Depreciation expense for the period from May 5, 2011 through December 31, 2011 was $2,100,300.

Note 5 — Rental income

The Company subleased a portion of its land, the space commonly known as “Water Parcel IV,” a commercial water area located on Queensbay’s property, to Harbor Light Landing, LLC (“Subtenant”). The Subtenant pays rent based on 10% of gross mooring, slip rental revenue and other similar water parcel operations and 5% of gross charter, group, yacht club membership, corporate and other similar office operations. The sublease terminates March 31, 2020. Rental income related to the sublease for the period from May 5, 2011 through December 31, 2011 was $29,400 and was reflected in Food & beverage and other income in the accompanying consolidated statement of operations.

Exhibit 99.2 — 10

LONG BEACH HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6 — Management fees

The Hotel Maya

In May 2011, the Company entered into a management agreement with EHP to manage The Hotel Maya’s operations. The management agreement is for a seven-year term, with automatic one year renewal terms. The management fee is 3% of total revenues paid monthly in arrears. No management fees were incurred for the period from May 5, 2011 through December 31, 2011 due to a negotiation with CWI to waive management fees through December 31, 2011.

Residence Inn

Marriott manages the Residence Inn property. Under the management agreement with Marriott, effective May 11, 2007 and amended March 23, 2009, the Company pays monthly management fees equal to the base management fee (6% of Residence Inn’s gross revenue from June 2009 through August 2011 and 7% from September 2011 onward) and an incentive management fee based on Residence Inn’s Available Cash Flow, as defined in the management agreement. Additionally, pursuant to the management agreement, the Company must maintain an FF&E Reserve. The FF&E Reserve percentage, calculated as a percentage of gross revenue, ranges from 2% to 4% in 2011. During 2012, the FF&E Reserve percentage increased to 5% and shall remain at 5% until termination of the management agreement in 2032. The agreement shall automatically renew for two additional 10 year terms, unless written notice of election not to renew is given 365 days prior to expiration of the agreement. Additionally, under the management agreement with Marriott, the Company pays marketing fees, which are calculated as 2.5% of guest room revenues. Marketing fees paid to Marriott were $110,000 for the period from May 5, 2011 through December 31, 2011, and were reflected in Marketing in the accompanying consolidated statements of operations.

Management fees were $324,000 for the period from May 5, 2011 through December 31, 2011.

Note 7 — Franchise fees

The Hotel Maya

Pursuant to Queensbay’s franchise agreement, effective November 1, 2010 and terminating August 31, 2020, with Doubletree Franchise, LLC, a subsidiary of Hilton Worldwide, the Company is obligated to pay a monthly program fee of 4% of The Hotel Maya’s gross room revenue plus monthly royalty fees based on the schedule below:

Royalty Fee as a Percentage of Gross Rooms Revenue
11/2010 – 10/2012	2.5%
11/2012 – 10/2013	3.0%
11/2013 – 10/2014	3.5%
11/2014 – 10/2015	4.0%
11/2015 – 10/2020	5.0%

Franchise fees expense was $117,000 for the period from May 5, 2011 through December 31, 2011, and was reflected in Marketing in the accompanying consolidated statement of operations.

Residence Inn

Pursuant to Portside’s management agreement with Marriott (Note 6), the Company does not pay any franchise fees for the Residence Inn.

Exhibit 99.2 — 11

LONG BEACH HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 — Long-term debt

Long-term debt is summarized as follows:

December 31, 2011
(i) Torrey Pines Loan	$14,796,700
(ii) Connecticut General Loan	31,485,800

$46,282,500

(i)	On January 24, 2011, the Company obtained financing from Torrey Pines Bank in the amount of $15,000,000. The loan provides for monthly principal and fixed interest payments and matures on February 4, 2014 with the right, but not obligation, to extend for two additional 12-month terms, provided the Company is not in default and meet certain financial ratios at the time of the delivery of the extension notice and pays an extension fee. The interest rate is fixed at 6.5% per annum. As of December 31, fair value of the debt was estimated to be $15,092,500.

(ii)	On August 10, 2007, Portside entered into a debt agreement with Connecticut General Life Insurance Company (“Connecticut General”) for $31,875,000 at a fixed rate of 7.25% per annum. The debt is secured by a Leasehold Deed of Trust, Security Agreement with Assignment of Rents and Fixture Filing, and a first priority security interest in personal property and assignment of rents and leases. During the first three years of the loan, Portside shall pay Connecticut General monthly interest only payments. At the commencement of the fourth year, Portside shall pay Connecticut General monthly principal and interest payments on the basis of a 30 year amortization until the loan matures on September 1, 2017, at which time the remaining unpaid principal and accrued and unpaid interest is due. As of December 31, 2011, the fair value of the debt was estimated to be $32,729,900.

As of December 31, 2011, the Company was in compliance with all financial covenants.

Interest expense was $2,186,400 for the period from May 5, 2011 through December 31, 2011.

The following is a summary of principal payments and maturities of debt obligations:

0000000000
Years Ending December 31,	Amount
2012	$593,500
2013	638,900
2014	14,655,200
2015	419,400
2016	450,900
Thereafter	29,524,600

Total	$46,282,500

Note 9 — Related-party transactions

In May 2011, the Company entered into a management agreement with EHP to manage The Hotel Maya. The management agreement is for a seven-year term, with automatic one-year renewal terms. The management fee will total 3% of total monthly revenues and will be paid monthly in arrears. No management fees were incurred for the period from May 5, 2011 through December 31, 2011 due to a negotiation with CWI to waive management fees through December 31, 2011.

The Company pays $84,000 in annual operating and accounting fees to the manager, EHP, payable in equal monthly installments. For the period from May 5, 2011 through December 31, 2011, the fees amounted to $56,000.

Note 10 — Income taxes

We have elected to treat our wholly-owned corporate subsidiary, which engages in hotel operations, as a TRS, and it is, therefore, subject to taxation. State income tax expense of $800 was included for the period from May 5, 2011 through December 31, 2011 and its related payable was included in Accrued expenses and other payables as of December 31, 2011. There was no federal income tax as a result of the loss of the TRS for the period.

Exhibit 99.2 — 12

LONG BEACH HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2011, the TRS recorded a deferred tax asset of $45,588 resulting from the vacation payable. The TRS has a full valuation allowance against its deferred income tax asset as of December 31, 2011 because it is not more likely than not to be realized in future periods. In evaluating the TRS’ ability to realize its deferred income tax assets, the TRS considers all available positive and negative evidence, including operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

Note 11 — Commitments and contingencies

Rent expense under non-cancellable ground leases, amounted to $72,900 for the period from May 5, 2011 through December 31, 2011. The Company also leases office equipment under various lease agreements that amounted to $36,200 for the period from May 5, 2011 through December 31, 2011, and are reflected in various operating department expenses in the accompanying consolidated statement of operations.

From time to time, the Company is involved with legal proceedings and claims arising in the ordinary course of business. The Company maintains adequate liability insurance, and, in the opinion of the Company, any ultimate liability from such claims will not have a material effect on the financial position, results of operations or cash flows of the Company. There were no unresolved claims as of December 31, 2011.

Note 12 — Subsequent event

Management evaluated the activity of the Company through March 20, 2012, the date the financial statements were issued, and concluded that no subsequent events have occurred that would require disclosure in the Notes to the Consolidated Financial Statements.

Exhibit 99.2 — 13